June 6, 2007

Mail Stop 4561

Howard Leventhal
President and Chief Executive Officer
USTelematics, Inc.
335 Richert Drive
Wood Dale, IL 60191

> **RE: USTelematics, Inc.**
> **Amendment Number 2 to Form SB-2**
> **Filed May 15, 2007**
> **File number 333-140129**

Dear Mr. Leventhal:

We have reviewed your amendment and have the following comments in that regard.

Form SB-2
General

1. We are unable to locate a copy of amendment 2 that was marked to show the changes between the text in amendment 1 the text of amendment 2. Please be advised that Item 310 of Regulation S-T requires that each amendment be accompanied by the electronic submission of a marked copy that indicates the changes made. Your next amendment should comply with Item 310 of Regulation S-T.

Recent Financing, page 28

2. Since all of the warrants and the debenture contain provisions to reduce the conversion price per share to the lowest price received by USTelematics in any sale of its shares, please do not describe this as a "standard adjustment." Please revise the disclosure to reflect more accurately reflect the best price protection that has been provided to the investors.

3. Ensure that discussion of each of the Class A Warrants, Class B Warrants, and Exchange Bonus Warrants is included in the "Recent Financings" section, and that those discussions are materially complete.

4. On page 29, page 32 and at other locations where you use a price of $.50 per share to compute the value of the shares that may be issued to the selling shareholders, more clearly state that the price you used does not represent a price established in any market, as there is no market for your common stock.

5. Please see comment 6 of our letter dated April 4, 2007. The reference to the comment numbers remains on page 36 despite the statement in the response letter to the contrary. Please delete this information, which does not appear to be of material interest to potential investors.

6. Please see comment 8 of our letter dated April 4, 2007. In your response letter, furnish us with the data that were used in reaching your conclusion that the shares held by affiliates of the selling shareholders are negligible.

Please contact Hugh Fuller at (202) 551-3853 with any questions. If you require further assistance, you may contact me at (202) 551-3642 with any other questions.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

CC: Marc J. Ross
       Sichenzia Ross Friedman Ference LLP
       1065 Avenue of the Americas, 21st Floor
       New York, NY 10018
       Facsimile No. (212) 930-9725